Exhibit 3.1

THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

COUNTY BANCORP, INC.

These Third Amended and Restated Articles of Incorporation shall supersede and replace the heretofore existing Second Amended and Restated Articles of Incorporation and all amendments thereto of County Bancorp, Inc., a Wisconsin corporation organized under Chapter 180 of the Wisconsin Statutes:

ARTICLE I NAME

The name of the Corporation is County Bancorp, Inc. (the “Corporation”).

ARTICLE II PURPOSES

The purpose for which this Corporation is organized is to engage in any lawful activity within the purposes for which corporations may be organized under the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes (hereinafter referred to as the “WBCL”).

ARTICLE III CAPITAL STOCK

The aggregate number of shares which the Corporation shall have the authority to issue is fifty million, six hundred thousand (50,600,000). The designation of each class of shares, the authorized number of shares of each class and the par value thereof per share shall be as follows:

Designation of Class of Stock	Par Value Per Share	Authorized Number of Shares
Common Stock	0.01	50,000,000
Preferred Stock
Consisting of:
Series B Nonvoting Noncumulative Perpetual Preferred Stock	0.01	15,000
Not Classified	0.01	585,000

For avoidance of doubt, there is intentionally no provision made here for: (i) “Series A” preferred stock: effective May 16, 2009, former Series A preferred stock has been extinguished, and all formerly authorized shares of Series A preferred stock have been reclassified as Preferred Stock Not Classified; or (ii) “Series C” preferred stock: effective February 23, 2016, former Series C preferred stock has been extinguished, and all formerly authorized shares of Series C preferred stock have been reclassified as Preferred Stock Not Classified.

The preferences, limitations and relative rights of shares of each class of stock shall be as follows:

Common Stock

Except as otherwise provided by law and subject to the rights of holders of any series of Preferred Stock, the holders of Common Stock shall be entitled to vote for the election of directors of the Corporation and for all other corporate purposes. Except as otherwise provided by law, upon any such vote, each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record by such shareholder. Subject to the rights of holders of any series of Preferred Stock, the holders of Common Stock shall be entitled to receive such dividends as may be declared thereon from time to time by the Board of Directors, in its discretion, out of any funds of the Corporation at the time legally available for payment of dividends on Common Stock. In the event of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation, after there have been paid to or set aside for the holders of any series of Preferred Stock the full preferential amounts, if any, to which they are entitled, the holders of outstanding Common Stock shall be entitled to share ratably, according to the number of shares held by each, in the remaining assets of the Corporation available for distribution.

Preferred Stock

The Corporation’s preferred stock shall consist of (i) Series B Nonvoting Noncumulative Perpetual Preferred Stock, and (ii)  Preferred Stock Not Classified, having the terms and relative rights and preferences provided below.

Series B Nonvoting Noncumulative Perpetual Preferred Stock. This series of preferred stock shall have the following relative rights and preferences:

1.	Title. The series shall be titled “Series B Nonvoting Noncumulative Perpetual Preferred Stock.”
2.

Definitions. In this Section, in addition to the terms defined elsewhere herein, the term “Series B Preferred” shall mean Series B Nonvoting Noncumulative Perpetual Preferred Stock and the term “Holder” (singularly, collectively the “Holders”) shall mean a record holder of Series B Nonvoting Noncumulative Perpetual Preferred Stock.

3.	Number of Shares. The Series B Preferred shall consist of fifteen thousand (15,000) shares.
4.	Voting Rights. Holders of Series B Preferred shall have no voting rights except to the extent that such voting rights may not be denied under the Wisconsin Business Corporation Law.
5.

No Conversion Rights. Shares of Series B Preferred shall not be convertible into or exchangeable for shares of common stock, shares of any other series of preferred stock, or any other class of capital stock of the Corporation except as provided in Paragraph 8.

6.	Dividends.
(a)

Holders of Series B Preferred shall be entitled to receive out of funds of the Corporation at the time legally available for such purpose, and subject to declaration thereof by the Board of Directors, dividends per share in an amount equal to the ‘‘Dividend Rate” (defined in (i), below) multiplied by the “Original Per-Share Purchase Price” (defined in (ii), below).

(i)

“Dividend Rate” means the greater of (A) a percentage rate per annum which is the sum of (i) the “Prime Rate” (hereinafter defined) and (ii) one-half of one percent (0.50%). “Prime Rate” means the Prime Rate of Interest (the highest quoted base rate on corporate loans at large U.S. money center commercial banks) as published in the “Money Rates” section of the most recent Midwest Edition of The Walt Street Journal, provided that if at any time the Prime Rate of Interest is no longer so published in the Midwest Edition of The Wall Street Journal published on the business day immediately preceding any Adjustment Date (as defined below), then “Prime Rate” shall mean the interest rate announced as its Prime Rate of interest by the largest commercial bank headquartered in the State of Wisconsin; and (B) four and 00/l00ths percent (4.00%) per annum (the “Minimum Rate”). If and at such times that the Dividend Rate under clause (A) of the preceding sentence shall exceed the Minimum Rate (or would exceed the Minimum Rate if adjusted as provided in this sentence), the Dividend Rate shall be adjusted from time to time each time there is a change in the Prime Rate (each an “Adjustment Date”).

(ii)	“Original Per-Share Purchase Price” means One Thousand and 00/100 Dollars ($1,000.00).
(b)

Dividends on all issued and outstanding shares of Series B Preferred shall accrue on a daily basis, initially from the date of issuance to last day of the calendar quarter next preceding the Dividend Payment Date (as hereinafter defined) and, thereafter, from the first day of each calendar quarter to and including the last day of such calendar quarter; and such dividends shall be computed on the basis of a 365 or 366-day year and actual days elapsed during the calendar quarter next preceding the Dividend Payment Date.

(c)

Dividends payable with respect to Series B Preferred shall have no preference in right of payment over dividends payable with respect to Common Stock or any other class or series of the Corporation’s capital stock.

(d)

Dividends payable with respect to Series B Preferred shall be noncumulative, and if a Quarterly Dividend is not declared by the Board of Directors the Holder(s) have no right to require payment thereof.

(e)

Subject to declaration thereof by the Board of Directors, dividends shall be payable with respect to the Series B Preferred on a date established by the Board of Directors but not earlier than the first calendar day of each February, May, August and November and not later than the 15th calendar day of each such month (each a “Dividend Payment Date”) to Holders of record on the fifteenth (15th) day of the next preceding month, unless the Board of Directors shall establish a different record date in accordance with applicable law. Each such dividend (a “Quarterly Dividend”) shall be in an amount equal to one-fourth (1/4) of the annual dividend determined as provided in Paragraph 6(a). Each Quarterly Dividend shall relate to the calendar quarter next preceding such Dividend Payment Date.

(f)	All dividends payable with respect to Series B Preferred shall be paid in cash and without interest.
7.	Liquidation and Rank.
(a)

In the event of a liquidation, dissolution, or winding up of the Corporation (whether voluntary or involuntary), the Holders shall be entitled to receive for each share Series B Preferred held, of out of the assets of the Corporation, whether such assets are capital or surplus of any nature, One Thousand and 00/100 Dollars ($1,000.00) and, in addition to such amount, a further amount equal to (i) any Quarterly Dividend for the preceding calendar quarter that has been declared but has not yet been paid; and (ii) the Quarterly Dividend unpaid and accumulated thereon prorated from the first day of the calendar quarter in which liquidation, dissolution, or winding up occurs to the effective date of such liquidation, dissolution, or winding up, and no more, before any payment shall be made or any assets distributed to the holders of common stock or any other class or series of the Corporation’s capital stock.

(b)

If upon such liquidation, dissolution, or winding up, whether voluntary or involuntary, the assets thus distributed among the Holders shall be insufficient to permit the payment to such Holders of the full preferential amounts, then the entire assets of the Corporation to be distributed shall be distributed ratably among the Holders.

(c)

In the event of any such liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, subject to all of the preferential rights of the Holders and all other classes or series of preferred stock on distribution or otherwise, the holders of Common Stock shall be entitled to receive ratably all of the remaining assets of the Corporation. A consolidation or merger of the Corporation with or into any other corporation or corporations shall be deemed to be a liquidation, dissolution, or winding up, within the meaning of this clause.

(d)

The Series B Preferred shall rank prior to any other class or series of the Corporation’s capital stock (except that the Series B Preferred shall rank equal and pari passu to any other series of preferred stock of the Corporation that by its express terms ranks equal and pari passu to the Series B Preferred) and in no event shall the Corporation redeem, purchase, retire or otherwise acquire for any consideration, or make any payment on account of a sinking fund or other similar fund for the redemption, purchase, retirement or acquisition of any other capital stock of the Corporation, or any warrant, right or option to purchase any thereof, or make any distribution in respect thereof, directly or indirectly, whether in cash, obligations or securities of the Corporation or other property prior to the redemption of all of the shares of Series B Preferred as provided herein.

8.	Conversion. Shares of Series B Preferred shall, at the election of the Holder(s) thereof, be converted into shares of Common Stock on the terms and conditions set forth in this Paragraph 8.
(a)

Each Holder shall have the right, upon the occurrence of either of the events set forth in (i) and (ii), below (each a “Conversion Event”) to require the Corporation to issue, in exchange for each share of Series B Nonvoting Noncumulative Perpetual Preferred Stock surrendered thereby, that number of shares of the Corporation’s $0.01 par value common stock (“Common Stock”) as determined in accordance with Subparagraphs (g) through (i) below.

(i)

The Corporation shall have failed to pay a Quarterly Dividend in the full amount as determined under Paragraph 6 within fifteen (15) calendar days of the applicable Dividend Payment Date on eight (8) separate Dividend Payment Dates (each such failure to be referred to as an “Omitted Dividend”); or

(ii)

The Corporation shall pay a dividend with respect to its Common Stock or any other class or series of the Corporation’s common or preferred capital stock at any time after four (4) Omitted Dividends have occurred.

The provisions of clauses (i) and (ii), above, shall apply and a Conversion Event shall occur regardless of whether (A) such Omitted Dividends occur with respect to consecutive or non-consecutive Dividend Payment Dates and (B) having so failed to pay a Quarterly Dividend with respect to Series B Preferred, the Corporation, subsequent to the 15th calendar day referred to in (i) above, shall thereafter pay such Quarterly Dividend.

(b)

The Holder(s)’ conversion right shall accrue and become exercisable (A) in the case of clause (i) of Subparagraph (a), above, on the latest date that the eighth (8th) Omitted Dividend would otherwise have been payable, or (B) in the case of clause (ii) of Subparagraph (a), above, on the date that the Corporation pays the dividend with respect to Common Stock or any other class or series of the Corporation’s capital stock (in either case, a “Conversion Right Effective Date”).

(c)

A Holder shall have full conversion rights as provided by this Paragraph 8 notwithstanding that such Holder may have acquired shares of Series B Preferred, whether directly from the Corporation or from another Holder, after one or more Omitted Dividends shall have occurred.

(d)

Each Holder’s conversion right must be exercised by written notice to the Corporation delivered after the Conversion Right Effective Date and before the next Quarterly Dividend is declared; if on the next Dividend Payment Date the Quarterly Dividend with respect to Series B Preferred is paid in accordance with the terms hereof, then the earliest Omitted Dividend that gave rise to the Holder’s conversion right will be disregarded. Any Holder’s failure to provide such notice within the time period specified in the preceding sentence shall constitute an irrevocable waiver of such Holder’s conversion right unless and until such time as such conversion right shall thereafter accrue based upon the next subsequent Omitted Dividend to occur.

(e)

Upon exercise of a conversion right hereunder, each Holder shall be entitled to receive, upon surrender of each share of Series B Preferred in exchange therefor, that number of shares of Common Stock having an aggregate “Common Stock Value” (as defined in Subparagraph (f), below) equal to the sum of (i) the

Original Per-Share Purchase Price; (ii) any Quarterly Dividend for the preceding calendar quarter that has been declared but has not yet been paid; and (iii) the Quarterly Dividend unpaid and accumulated thereon prorated from the first day of the calendar quarter in which the Conversion Right Effective Date occurs to the issuance of such Common Stock, and no more.

(f)

For purposes of determining the number of shares of Common Stock issuable upon conversion under this Paragraph 8, “Common Stock Value” is the value of one (1) share of Common Stock and is the lesser of (i) the per-share value the Common Stock as provided in Subparagraph (g), below, determined as of the Conversion Right Effective Date; and (ii) the per-share value the Common Stock as provided in Subparagraph (g), below, determined as of the latest date that the first Omitted Dividend that gave rise to the conversion right would have been payable (each a “Valuation Date”).

(g)

As of each Valuation Date, the per-share value of the Common Stock shall be the most recent per-share appraised value of the Common Stock on an undiluted basis; provided, that if no appraisal was performed within the 18 months next preceding the Valuation Date, then the per-share value of the Common Stock shall be determined by multiplying (A) the ratio that the most recent (as of the applicable Valuation Date) per-share appraised value bears to per-share book value (per-share tangible equity) as of the date of such appraisal, by (B) per-share book value based on audited financial statements of the Corporation as of the year-end next preceding the year in which such Valuation Date occurs. In either case, the per-share appraised value used for this purpose shall not take into account any “minority discount” that may be reflected in such appraisal, but shall reflect the full appraised value of the Corporation. Until such time as there are no longer any shares of Series B Nonvoting Noncumulative Perpetual Preferred Stock outstanding, the Corporation shall maintain such records (including copies of all appraisals performed and copies of audited financial statements) as are necessary to make the determinations under this Subparagraph (g). Nothing in this Subparagraph (g) shall require the Corporation to secure an appraisal solely for the purpose of establishing the per-share value of the Common Stock. Further, nothing in this Subparagraph (g) shall require that the per-share value of the Common Stock be determined in an identical manner as of the two Valuation Dates.

(h)

Subject to Subparagraph (i), below, if applicable, the conversion right under this Paragraph 8 shall be exercised by any Holder only as to all (100%) of the shares of Series B Preferred held by such Holder on the Conversion Right Effective Date.

(i)

In all cases, if the number of shares of Common Stock issuable to any Holder upon conversion would cause such Holder to hold ten percent (l0.0%) or more of the then-issued and outstanding shares of Common Stock (on an undiluted basis, that is, without giving effect to any options or warrants to acquire Common Stock which may then be outstanding or to the issuance of Common Stock to any other Holder of Series B Preferred), then no shares of Common Stock shall be issued to such Holder upon conversion unless any required regulatory approval has been obtained; provided, however, that in lieu of seeking and obtaining such regulatory approval, such Holder may elect to convert only a portion of the Series B Preferred held thereby and shall retain record ownership of the remainder and shall have an ongoing right to exercise the conversion right hereunder with respect thereto.

(j)

In the case of a conversion right which arises as a result of the payment of a dividend on the Corporation’s Common Stock, as provided in Subparagraph (a)(ii), above, the effective date of the issuance of Common Stock upon conversion shall be adjusted such that the converting Holder shall be entitled to participate fully in such Common Stock dividend as if such shares of Common Stock had been held of record by such Holder as of the record date for such Common Stock dividend.

9.

Redemption. Shares of Series B Preferred shall be subject to redemption by the Corporation upon approval by the Federal Reserve Board, but otherwise at its election and in its sole and exclusive discretion, at any time upon thirty (30) days prior written notice given by the Corporation to the Holders at their address(es) set forth on the Corporation’s registration books therefore. The price per share at which such shares shall be redeemed (the “Redemption Price”) shall be One Thousand and 00/100 Dollars ($1,000.00) and, in addition to such amount, (i) the Quarterly Dividend for the next preceding calendar quarter if such Quarterly Dividend has been declared but has not yet been paid and (ii) a pro-rata share of the Quarterly Dividend for the current calendar quarter that would be payable if such Quarterly Dividend were declared by the Board of Directors. The Redemption Price shall be payable in cash by the Corporation to the lawful Holder or Holders on the Redemption Date set forth in such notice upon tender by such Holder or Holders of a certificate or certificates evidencing such shares at the principal office of the Corporation. Dividends shall cease to accrue on the Redemption Date notwithstanding any delay by the Holder or Holders in tendering its or their certificate or certificates.

10.

Restriction on Transfer. Shares of Series B Preferred may not be transferred, sold, conveyed, pledged or hypothecated (each a “Transfer”) by any Holder thereof without the prior express written consent of the Corporation, which consent shall not be unreasonably withheld, provided, that the Corporation may withhold such consent in its sole discretion (and such withholding shall be deemed not unreasonable) if any of the following conditions exist: (i) notice of redemption under Paragraph 9 has been given; (ii) such Transfer would require registration of common stock by the Corporation under federal or state securities laws; (iii) such Transfer would violate federal or state securities laws; (iv) such Transfer would cause the transferee to become an “interested stockholder” as defined in Section 180.1140(8)(a) of the Wisconsin Business Corporation Law; (v) such Transfer would cause transferee to hold sufficient shares to be subject to prior banking regulatory approval and such approval has not been obtained; or (vi) such Transfer would cause fewer than 500 shares of Series B Preferred to be held or record or beneficially by a single individual or entity.

Preferred Stock – Not Classified. Shares of other Preferred Stock may be issued from time to time in one or more series in any manner permitted by law pursuant to a resolution or resolutions adopted by the Board of Directors under authority hereby vested in it, each such series to be appropriately designated, prior to the issuance of any shares thereof, by some distinguishing letter, number or title. Prior to the issue of any shares of a series so established or to be established, the Board of Directors shall have full authority permitted by law and is hereby expressly empowered to fix, by resolution or resolutions, the relative rights and preferences of the shares of such series, including without limitation: (1) the number of shares to constitute each such series, and the designation of each such series; (2) the dividend rate of each such series, the conditions and dates upon which such dividends shall be payable, the relationship which such dividends shall bear to the dividends payable on any other class or classes or on any other series of any class or classes of stock, and whether such dividends shall be cumulative, noncumulative or partially cumulative; (3) whether the shares of each such series shall be subject to redemption by the Corporation and if made subject to such redemption, the times, prices and other terms and conditions of such redemption; (4) whether or not the securities of the Corporation, including shares of any other class, classes or series of any other class or classes of stock of the Corporation, or any debt securities of the Corporation, and, if provision be made for conversion or exchange, the times, prices, rates of exchange, adjustments, and other terms and conditions of such conversion or exchange; (5) the rights of the holders of the shares of each such series upon the dissolution of, or upon the distribution of the assets of, the Corporation; and (6) the extent to which the shares of each such series shall have voting rights and the manner in which such voting rights may be exercised and any restrictions or limitations on such voting rights.

ARTICLE IV PREEMPTIVE RIGHTS

No shareholder of the Corporation shall have any preemptive or other subscription rights nor be entitled, as of right, to purchase or subscribe for any part of the unissued or treasury stock of this Corporation or of any additional stock issued by reason of any increase in authorized capital stock of this Corporation or other securities, whether or not convertible into stock of the Corporation.

ARTICLE V BOARD OF DIRECTORS

The authorized number of directors of the Corporation which shall constitute the entire Board of Directors shall be such as from time to time shall be fixed by the Bylaws or determined by a majority of the then authorized number of directors, but in no case shall the authorized number of directors be less than ten (10). The directors shall be divided with respect to the time for which they severally hold office into three (3) classes, as nearly equal in number as possible, as determined by the Board of Directors, with the members of each class to hold office until their successors have been elected and qualified, or until their earlier resignation or removal.

ARTICLE VI SHAREHOLDER ACTIONS

The Bylaws may provide that any action required or permitted by the WBCL to be taken at a shareholders’ meeting to be taken without a meeting by shareholders who would be entitled to vote at a meeting holding shares with voting power sufficient to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted.

ARTICLE VII STATUTORY ELECTION

By virtue of this Article VII and pursuant to Section 180.1143(1) of the WBCL, the Corporation elects to be subject to the provisions of Sections 180.1140 to 180.1144 of the WBCL, and such provisions shall apply to a business combination of the Corporation with an interested stockholder, as said terms are defined in the WBCL.

ARTICLE VIII LIABILITY OF DIRECTORS AND OFFICERS

To the fullest extent permitted by the WBCL, as the same exists or may hereafter be amended, no person who is or was an officer or director of the Corporation shall be personally liable to the Corporation or its shareholders for damages, settlements, fees, fines, penalties, or other monetary liabilities arising from a breach of, or failure to perform, any duty arising solely out of his or her status as an officer or director. Any amendment or repeal of this Article VIII (or of the applicable provisions of the WBCL) shall not adversely affect the rights of any officer or director hereunder (or thereunder) with respect to acts or omissions of such officer or director occurring prior to such amendment or repeal.

ARTICLE IX INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation shall, to the fullest extent permitted or required by Sections 180.0850 to 180.0859, inclusive, of the WBCL, including any amendments thereto (but in the case of any such amendment, only to the extent such amendment permits or requires the Corporation to provide broader indemnification rights than prior to such amendment), indemnify its Directors and Officers against any and all Liabilities, and advance any and all reasonable Expenses, incurred thereby in any Proceeding to which any such Director or Officer is a Party because he or she is or was a Director or Officer of the Corporation. The rights to indemnification granted hereunder shall not be deemed exclusive of any other rights to indemnification against Liabilities or the advancement of Expenses which a Director or Officer may be entitled under any written agreement, board resolution, vote of shareholders, the WBCL or otherwise. The Corporation may, but shall not be required to, supplement the foregoing rights to indemnification against Liabilities and advancement of Expenses under this Article IX by the purchase of insurance on behalf of any one or more of such Directors or Officers, whether or not the Corporation would be obligated to indemnify or advance Expenses to such Director or Officer under this Article IX. All capitalized terms used in this Article IX and not otherwise defined herein shall have the meaning set forth in Section 180.0850 of the WBCL.

ARTICLE X REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation is 860 North Rapids Road, P.O. Box 700, Manitowoc, Wisconsin 54221-0700, and the name of the registered agent at such address is Mark A. Miller.

ARTICLE XI FORUM FOR ADJUDICATION OF DISPUTES

Unless the Corporation consents in writing to the selection of an alternative forum, the courts of the State of Wisconsin shall be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s shareholders; (c) any action asserting a claim arising pursuant to any provision of the WBCL, these Articles of Incorporation or the bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein.  Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.